SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Final Amendment)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Bain Capital Private Credit

(Name of Issuer)

Bain Capital Private Credit

(Name of Person(s) Filing Statement)

Class S, Class D and Class I Shares of Beneficial Interest

(Title of Class of Securities)

BAT7080ZA, BAT7081ZA and BAT7082ZA

(CUSIP Number of class of securities)

Sabrina Rusnak-Carlson

BCPC Advisors, LP

200 Clarendon Street, 37th Floor

Boston, Massachusetts 02116

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Monica J. Shilling, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200	Nicole M. Runyan, P.C. Lisa Nosal Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

August 3, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 3, 2026 by Bain Capital Private Credit (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 2,195,257 of its outstanding common shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest and Class S common shares of beneficial interest, collectively, the “Shares”), representing approximately 5% of its Shares as of June 30, 2026 at a price equal to the net asset value per Share of the applicable class as of September 30, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on August 31, 2026.

2.	91,611 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The per Share net asset value of the Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $26.03.

4.

Payment of the purchase price of the Shares tendered was made in the form of non-interest bearing, non-transferable promissory notes issued to the shareholders of the Company whose tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer to Purchase. Pursuant to the promissory notes, the Fund paid on or about October 30, 2026, to the shareholders a total of $2,386,000, representing the net asset value as of September 30, 2026 of the total amount of Shares accepted for purchase, less the early repurchase deduction, as applicable.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

Item 12. Exhibits

(b) Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAIN CAPITAL PRIVATE CREDIT

By:	/s/ Amit Joshi
Name:	Amit Joshi
Title:	Chief Financial Officer
Dated:	November 2, 2026

EXHIBIT INDEX

Exhibit

EX-FILING FEES Calculation of Filing Fee Tables